[GRAPHIC OMITTED][GRAPHIC OMITTED]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                      GPC Biotech Reports Financial Results
                 for Second Quarter and First Six Months of 2005

Martinsried/Munich (Germany) and U.S. Research & Development Facilities in Waltham/Boston, Mass. and Princeton, N.J., August 4, 2005 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the second quarter and first six months ended June 30, 2005.

Quarter over quarter results: second quarter 2005 compared to first quarter 2005 Revenues for the second quarter of 2005 increased 32% to (euro) 2.5 million compared to (euro) 1.9 million for the previous quarter. Research and development (R&D) expenses increased 24% to (euro) 14.0 million for the second quarter of 2005 compared to (euro) 11.2 million for the first quarter of 2005. General and administrative (G&A) expenses for the second quarter of 2005 increased 69% to (euro) 6.6 million compared to (euro) 3.9 million for the previous quarter. The increase in G&A expenses during the second quarter of 2005 was mainly due to a non-cash charge of (euro) 2.8 million related to a contractual loss on a sublease. Excluding this charge, the Company's pro forma net loss was (euro) (13.3) million in the second quarter of 2005, an increase of 6% compared to (euro) (12.5) million net loss for the previous quarter. Inclusive of this charge, the Company's net loss increased 28% to (euro) (16.0) million for the second quarter of 2005 compared to the previous quarter. Basic and diluted loss per share was (euro) (0.53) for the second quarter of 2005 compared to (euro) (0.43) for the previous quarter. Figures related to the acquisition of the assets of Axxima Pharmaceuticals are subject to change.

Comparison to previous year:
Second quarter 2005 compared to second quarter 2004
Revenues for the three months ended June 30, 2005 decreased 4% to (euro) 2.5 million compared to (euro) 2.6 million for the same perioD in 2004. Research and development (R&D) expenses increased 46% for the second quarter of 2005 to
(euro) 14.0 million compared to (euro) 9.6 million for the same period in 2004. The increase for the second quarter 2005 was mainly due to increased drug development activities, including the continued ramp-up of patient enrollment in the satraplatin SPARC Phase 3 registrational trial. General and administrative (G&A) expenses for the second quarter of 2005 increased 128% to (euro) 6.6 million compared to (euro) 2.9 million for tHe same quarter in 2004. The increase in G&A expenses during the second quarter of 2005 was mainly due to a non-cash charge of (euro) 2.8 milLion related to a contractual loss on a sublease. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro) 1.7 million for the second quarter of 2005 compared to (euro) 0.6 million for the same period in 2004. Excluding the non-cash charge related to the sublease contract of (euro) 2.8 million, the Company's pro forma net loss was (euro) (13.3) million for the second quarter of 2005, an increase of 42% compared to (euro) (9.3) million net loss for the same period in 2004. Inclusive of this charge, net loss increased 71% to (euro) (16.0) million compared to the second quarter of 2004. Basic and diluted loss per share was (euro) (0.53) for the second quarter of 2005 compared to (euro) (0.43) for the same period in 2004.

First six months of 2005 compared to first six months of 2004
Revenues decreased 33% to (euro) 4.4 million for the six months ended June 30, 2005, compared to (euro) 6.6 million for the same period in 2004. Research and development (R&D) expenses increased 38% to (euro) 25.2 million for the first six months of 2005 compared to (euro) 18.3 million for the same period in 2004. The increase was mainly due to increased drug development activities, including the continued ramp-up of patient enrollment in the satraplatin SPARC Phase 3 registrational trial. In the first six months of 2005, general and administrative (G&A) expenses increased 88% to (euro) 10.5 million compared to
(euro) 5.6 million for the first six months of 2004. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were
(euro) 3.5 million for the first six months of 2005 compared to (euro) 1.0 million for the same period in 2004. Excluding the non-cash charge related to the contractual loss on a sublease of (euro) 2.8 million, the Company's pro forma net loss was (euro) (25.8) million for the first half of 2005, an increase of 58% compared to (euro) (16.3) million net loss for the same period in 2004. Inclusive of this charge, net loss increased 75% to (euro) (28.5) million compared to the first half of 2004. Basic and diluted loss per share was (euro) (0.96) compared to (euro) (0.76) for the same period in 2004.

As of June 30, 2005, cash, cash equivalents, short-term investments and marketable securities totaled

(euro) 121.6 million (December 31, 2004: (euro) 131.0 million), including (euro)
1.5 million in restricted cash. The net cash burn was (euro) 23.6 million for the first six months of 2005. Net cash burn is derived by adding net cash used in operating activities ((euro) 20.3 million) and purchases of property, equipment and licenses ((euro) 3.3 million). The figures used to calculate net cash burn are contained in the Company's unaudited consolidated statements of cash flows for the six-month period ended June 30, 2005. Net cash burn was
(euro) 11.9 million for the second quarter of 2005 and (euro) 11.6 million for the first quarter of 2005.

"Our financial results continue to reflect our expanding efforts to successfully develop our anticancer drug candidates and broaden their potential," said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. "In particular, we are driving patient recruitment in the SPARC Phase 3 trial and continuing our work to initiate additional exploratory studies with our lead compound, satraplatin."

"I am excited about the progress we have made over the past several months to move our oncology drug programs forward," said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. "The satraplatin SPARC trial continues to be one of the fastest accruing large randomized Phase 3 trials for chemotherapy drugs in prostate cancer. There were 700 patients enrolled in this study as of July 28, 2005, keeping us on track to complete enrollment by the end of this year. I am also pleased that we were able to open for accrual another satraplatin study - a Phase 1 combination trial with TAXOTERE(R) in advanced solid tumors. This study is one of a number of clinical trials we are planning to initiate as part of our strategy to broadly explore the potential of satraplatin in combination with other anticancer therapies and for the treatment of other cancers beyond the initial indication of second-line hormone-refractory prostate cancer."

Dr. Seizinger continued, "We have also had several recent achievements with our second clinical program - the anticancer antibody 1D09C3: We have recently received clearance from the national regulatory authorities and local ethics committee to open a second clinical site in our ongoing Phase 1 study. The new site is the Istituto Nazionale dei Tumori, a major oncology center in Italy under the direction of leading oncology expert, Prof. Alessandro M. Gianni. In addition, the antibody was granted orphan drug designation in the European Union for Hodgkin's lymphoma. I look forward to reporting on additional accomplishments at GPC Biotech in the second half of the year."

Highlights from the second quarter of 2005 and beyond
Lead anticancer drug candidate, satraplatin
     o The SPARC registrational trial remains one of the fastest accruing, large randomized Phase 3 trials for chemotherapy drugs in prostate cancer. 700 patients had been accrued to the trial as of July 28, 2005.
     o Phase 1 study in combination with TAXOTERE in advanced solid tumors opened for accrual.
     o The Independent Data Monitoring Board for the SPARC registrational trial held its second review of safety data from the ongoing study. The Board reported that the design and conduct of the trial remained sound and recommended that the trial continue as planned.
     o In vitro data presented at the 2005 Annual Meeting of the American Association for Cancer Research (AACR) indicate that satraplatin remains active in drug-resistant tumor cells pre-treated with other commonly used cancer drugs. Also, a synergistic response was demonstrated in prostate cancer cells treated sequentially with TAXOTERE and satraplatin.

Second clinical program, 1D09C3 anticancer monoclonal antibody
     o Clearance received from the national regulatory authorities and local ethics committee to open second clinical site in Phase 1 study in relapsed/refractory B-cell lymphomas. The new site is the Istituto Nazionale dei Tumori in Milan, Italy under the direction of leading clinical oncology expert, Prof. Alessandro M. Gianni, Head of the Leukemia and Lymphoma Department, Milan Cancer Center, and Full Professor in Medical Oncology, University of Milan.
     o European Medicines Agency (EMEA) granted orphan medicinal product designation for the treatment of Hodgkin's lymphoma.
     o Pre-clinical in vivo data presented at the 9th International Conference on Malignant Lymphoma demonstrate that 1D09C3 appears to show improved efficacy if treatment intervals are increased up to seven days, indicating that the antibody may not need to be continuously present in the bloodstream to achieve its cell-killing effect.

Conference call scheduled
As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on August 4 at 14:30 CET/8:30 AM EDT. The dial-in numbers for the call are as follows:
         European participants: 0049 (0)69 22222 0408
         U.S. participants: 1-866-239-0750 (toll-free)

GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company's lead product candidate - satraplatin - is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S. FDA and receipt of a Scientific Advice letter from the European central regulatory authority, EMEA. The FDA has also granted fast track designation to satraplatin for this indication. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. Other anticancer programs include: a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and a small molecule broad-spectrum cell cycle inhibitors program, currently in pre-clinical development. The Company also has a number of drug discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech has a multi-year alliance with ALTANA Pharma AG working with the ALTANA Research Institute in the U.S., which provides GPC Biotech with revenues through mid-2007. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has research and development sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.

The pro forma net loss reported excludes the contractual loss on a sublease. GPC Biotech's management believes this pro forma measure helps indicate underlying trends in the Company's ongoing operations by excluding this charge that is unrelated to its ongoing operations.

This press release may contain projections or estimates relating to plans and objectives relating to our future operations, products, or services; future financial results; or assumptions underlying or relating to any such statements; each of which constitutes a forward-looking statement subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, and the effectiveness of patent protection. There can be no guarantee that the SPARC trial will be completed in a timely manner, if at all. In addition, there can be no guarantee regarding the results of ongoing studies with satraplatin or 1D09C3. Additionally, there can be no guarantee that satraplatin or 1D09C3 will be approved for marketing in a timely manner, if at all. We direct you to the Company's Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2004 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the Company's future results, performance and achievements. The Company disclaims any intent or obligation to update these forward-looking statements or the factors that may affect the Company's future results, performance or achievements, even if new information becomes available in the future.

TAXOTERE(R) (docetaxel) is a registered trademark of the sanofi-aventis group. For further information, please contact:

--------------------------------------------------------------------------------
GPC Biotech AG                                        Additional Media Contacts:
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany                     In Europe:
                                                      Maitland Noonan Russo
Martin Braendle                                       Brian Hudspith
Associate Director, Investor Relations & Corporate    Phone: +44 (0)20 7379 5151
Communications                                        bhudspith@maitland.co.uk
Phone: +49 (0)89 8565-2693
ir@gpc-biotech.com
--------------------------------------------------------------------------------

In the U.S.: Laurie Doyle                             In the U.S.:
Associate Director, Investor Relations & Corporate    Euro RSCG Life NRP
Communications                                        Emily Poe
Phone: +1 781 890 9007 X267                           Phone: +1 212 845 4266
usinvestors@gpc-biotech.com                           emily.poe@eurorscg.com
--------------------------------------------------------------------------------

                              - Financials follow -

Consolidated Statements of Operations (U.S. GAAP)

                                                                 Three months ended June 30,              Six months ended June 30,
in thousand (euro), except share and per share data    2005 (unaudited)      2004 (unaudited)     2005 (unaudited)  2004 (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Collaborative revenues (a)                                       2,488                 2,596                4,368              6,555
Total revenues                                                   2,488                 2,596                4,368              6,555
Research and development expenses                               13,990                 9,614               25,235             18,296
General and administrative expenses                              6,571                 2,852               10,516              5,638
In process research and development                                113                     -                  683                  -
Amortization of acquired intangible assets                         111                    24                  161                125
Total operating expenses                                        20,785                12,490               36,595             24,059
------------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                (18,297)               (9,894)              (32,227)          (17,504)
Other income                                                     1,410                   296                 2,207               530
Interest income                                                  1,000                   481                 1,776             1,089
Other expenses                                                    (85)                 (205)                 (225)             (336)
Interest expense                                                  (44)                  (25)                  (67)              (51)
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                      (16,016)               (9,347)               (28,536)         (16,272)

Basic and diluted net loss per share, in euro                   (0.53)                (0.43)                (0.96)            (0.76)
Shares used in computing basic and diluted loss per share   30,082,263            21,657,726            29,639,719        21,371,511
---------------
(a) Revenues from related party
Collaborative revenues                                           2,433                 2,596                 4,257             6,555


See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Balance Sheets (U.S. GAAP)
in thousand (euro), except share data and per share data

Assets                                                          June 30, 2005 (unaudited)  December 31, 2004
-------------------------------------------------------------------------------------------------------------

Current assets
  Cash and cash equivalents                                                        14,106             59,421
  Marketable securities and short-term investments                                106,012             69,248
  Accounts receivable, related party                                                  954              1,006
  Prepaid expenses                                                                  1,931              1,170
  Other current assets                                                              2,944              4,211
-------------------------------------------------------------------------------------------------------------
Total current assets                                                              125,947            135,056

Property and equipment, net                                                         4,563              2,615
Acquired Intangible assets, net                                                     1,884                413
Other assets, non-current                                                           1,329              1,488
Restricted cash                                                                     1,518              2,321
------------------------------------------------------------------------------------------------------------
Total assets                                                                      135,241            141,893

Liabilities and shareholders' equity
-------------------------------------------------------------------------------------------------------------
Current liabilities
  Accounts payable                                                                  2,345                519
  Accrued expenses and other current liabilities                                    8,295              6,910
  Current portion of deferred revenue                                                 222                  -
  Current portion of deferred revenue, related party                                3,486              4,938
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          14,348             12,367

Deferred revenue, net of current portion                                              167                  -
Deferred revenues, related party, net of current portion                            1,950              2,925
Convertible bonds                                                                   1,768              1,768
Other non-current liabilities                                                       2,755                  -

Shareholders' equity
  Ordinary shares, (euro) 1 non-par, notional value;
  Shares authorized: 53,780,630 as of June 30, 2005
    and 51,655,630 as of December 31, 2004
  Shares issued and outstanding: 30,085,737 as of June 30,
    2005 and 28,741,194 as of December 31, 2004                                    30,086             28,741
  Additional paid-in capital                                                      281,479            266,074
  Accumulated other comprehensive loss                                            (1,526)            (2,732)
  Accumulated deficit                                                           (195,786)          (167,250)
------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                        114,253            124,833
------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                        135,241            141,893



See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows (U.S. GAAP)

                                                                            Six months ended June 30,
in thousand (euro)                                                     2005 (unaudited)   2004 (unaudited)
------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net loss                                                                  (28,536)           (16,272)

Adjustments to reconcile net loss to net cash used in operating activities :
  Depreciation                                                               1,805                802
  Amortization                                                                 161                125
  Compensation cost for stock option plan and convertible bonds              3,451                983
   Loss accrual on sublease contract                                         2,758                  -
  Acquired in-process research and development                                 683                  -
  Accrued interest income on marketable securities and
    short-term investments                                                   (170)              (381)
  Bond premium amortization                                                    282                233
  (Gain)/loss on disposal of property and equipment                           (22)                 56
  (Gain)/loss on marketable securities and short-term
    investments                                                            (2,078)                  -
  Changes in operating assets and liabilities:
    Accounts receivable, related party                                          68              (436)
    Accounts receivable                                                          -                249
    Other assets, current and non-current                                      842              (553)
    Accounts payable                                                         1,701                511
    Deferred revenue                                                           389                  -
    Deferred revenue, related party                                        (2,449)            (2,549)
    Other liabilities and accrued expenses                                     781              (604)
------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                     (20,334)           (17,836)

Cash flows from investing activities
Purchases of property, equipment and licenses                              (3,255)              (581)
Proceeds from the sale of property and equipment                                27                  -
Proceeds from sale of marketable securities and short-term
  investments                                                               48,442             17,084
Purchases of marketable securities and short-term investments             (83,445)           (28,397)
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (38,231)           (11,894)

Cash flows from financing activities
Proceeds from issuance of shares                                            10,412                  -
Principal payments under capital lease obligations                               -              (177)
Payments for cancellation of convertible bonds                                   -                (4)
Proceeds from exercise of stock options and convertible bonds                  220              1,516
Payments for costs of equity transaction                                         -              (334)
Principal payments of loans                                                      -               (64)
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                   10,632                937

Effect of exchange rate changes on cash                                      1,589                255
Changes in Restricted cash                                                   1,029                (8)
Net increase/(decrease) in cash                                           (45,315)           (28,576)
Cash and cash equivalents at the beginning of the period                    59,421             34,947
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                          14,106              6,371

Supplemental information:
  Cash paid for interest                                                        63                 36
Non-cash investing and financing activities:
  Accrual of cost incurred in connection with equity offering                    -              2,319
  Net assets acquired in exchange for shares in connection with asset
    acquisition                                                              2,667                  -


See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Statements of Changes in Shareholder's Equity (U.S. GAAP)


                                                                                              Accumulated
                                            Ordinary shares                                         Other                      Total
                                          -------------------  Additional Paid- Subscribed  Comprehensive  Accumulated Shareholders'
in thousand (euro), except share data        Shares   Amount         in Capital     Shares         Income      Deficit        Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2003          20,754,075   20,754            190,335        215         (2,102)    (127,323)       81,879
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                                     (16,272)     (16,272)
  Change in unrealized gain on
    available-for-sale securities                                                                    (210)                     (210)
  Accumulated translation
    adjustments                                                                                        306                       306
                                                                                                                          ----------
  Total comprehensive loss                                                                                                  (16,176)
Exercise of stock options and
  convertible bonds                         702,065      702              1,075      (215)                                     1,562
Compensation costs, stock
  options and convertible bonds                                             983                                                  983
                                       ---------------------------------------------------------------------------------------------
Balance as of June 30, 2004 (unaudited) 21,456,140     21,456           192,393         -          (2,006)    (143,595)       68,248
-----------------------------------------===========================================================================================

------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2004         28,741,194     28,741           266,074         -          (2,732)    (167,250)      124,833
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                                     (28,536)     (28,536)
  Change in unrealized gain on
    available-for-sale securities                                                                    (205)                     (205)
  Accumulated translation
    adjustments                                                                                      1,411                     1,411
                                                                                                                           ---------
  Total comprehensive loss                                                                                                  (27,330)
Issuance of shares in business
    combination
Issuance of shares in equity
     offering                            1,311,098      1,311            11,768                                               13,079
Exercise of stock options and
  convertible bonds                         33,445         34               186                                                  220
Compensation costs, stock
  options and convertible bonds                                           3,451                                                3,451
                                        --------------------------------------------------------------------------------------------
Balance as ofJune 30, 2005 (unaudited)  30,085,737     30,086           281,479       -            (1,526)    (195,786)      114,253
----------------------------------------============================================================================================



See accompanying notes to unaudited interim consolidated financial statements.

                                 GPC Biotech AG
        Notes to the Unaudited Interim Consolidated Financial Statements

1.      Basis of Presentation

The accompanying unaudited consolidated financial statements of GPC Biotech AG (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of results to be expected for the full year ending December 31, 2005. The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2004.

2.      Acquisition of Significant Assets

On March 2, 2005, the Company entered into agreements to acquire significant assets of Axxima Pharmaceuticals AG ("Axxima"), a Munich-based company in bankruptcy proceedings. Axxima was a drug discovery company focussing on the field of kinase inhibition. The acquisition of these assets is expected to assist in the growth of the Company's drug pipeline with novel mechanism-based therapies to treat cancer.

The aggregate purchase price of the assets was (euro) 13.1 million, which was paid for by issuing 1,311,098 ordinary shares. The value of the shares issued was determined based on an average closing price of the Company's shares around the transaction date of March 2, 2005. Costs of the transaction and costs of registering the shares were also considered in the value of the transaction. The transaction has been accounted for as an acquisition of assets in a transaction other than a business combination.

The following table summarizes the estimated fair values of the assets acquired. The allocation of the purchase price is preliminary and subject to adjustment.

                                                       (in thousand (euro))
                                                       ---------------------
Cash                                                                10,705
Property and equipment                                               2,683
In process research and development acquired                           683
Grant payments receivable                                            1,372
Intangible asset subject to amortization:
   Lease contract                                                      353
                                                       ---------------------
   Total assets acquired                                            15,796
Payments due                                                        (2,293)
Deferred tax liability                                                (424)
                                                       ---------------------
   Total liabilities assumed                                        (2,717)
                                                       ---------------------
   Net assets acquired                                              13,079
                                                       =====================

The (euro) 0.7 million assigned to acquired in process research and development were expensed at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method. The amount is included in operating expenses.

3.      Restricted Cash

Restricted cash was reduced during the second quarter of 2005 in accordance with the terms of a facilities lease.

4.      Contractual Loss on Sublease

In April 2005, the Company subleased facilities to a third party for an initial period of three years. The costs incurred under the sublease are expected to exceed the sublease revenues. A loss in the amount of (euro) 2.8 million was recognized in general and administrative expenses in the second quarter of 2005. This amount represents the discounted future net cash disbursements over the remaining period of the lease agreement.

5.      Loss per Share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options, warrants and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options, warrants and convertible debt would be antidilutive.

6.      Comprehensive Loss

Comprehensive loss was (euro) 27.3 million and (euro) 16.2 million for the six months ended June 30, 2005 and 2004, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at June 30, 2005 and 2004 reflected (euro) 0.3 million and
(euro) 0.4 million of unrealized gains on marketable securities and short-term investments, and (euro) 1.7 million and (euro) 2.4 million of cumulative foreign currency translation loss adjustments, respectively.

7.      Shareholders' Equity

During the six months ended June 30, 2005, employees of the Company exercised some of their fully vested options, receiving 33,445 new ordinary shares of the Company.

8.      Additional Disclosures

The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of June 30, 2005 and 2004, the number of employees totalled 223 and 164, respectively.

Shareholdings of Management

As of June 30, 2005, the members of the Management Board and Supervisory Board held shares, options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:


                                                                                                Number of
                                                                                 Number of         Stock
                                                  Number of      Number of      Convertible     Appreciation
                                                   Shares         Options          Bonds           Rights
-----------------------------------------------------------------------------------------------------------
Management Board
-----------------------------------------------------------------------------------------------------------
Bernd R. Seizinger, M.D., Ph.D.                         -        1,374,280         600,000              -
Elmar Maier, Ph.D.                                 266,000         289,000         191,000              -
Sebastian Meier-Ewert, Ph.D.                       333,200         299,000         230,500              -
Mirko Scherer, Ph. D.                               24,000         429,000         201,000              -

Supervisory Board
-----------------------------------------------------------------------------------------------------------
Jurgen Drews, M.D. (Chairman)                       28,800          10,000          25,000          20,000
Michael Lytton (Vice Chairman)                          -           10,000          39,000          15,000
Metin Colpan, Ph.D.                                 14,400          10,000          15,000          11,250
Prabhavathi Fernandes, Ph.D.                            -               -           10,000          12,250
Peter Preuss                                        80,000              -           30,000          12,250
James Frates                                         1,000              -               -           15,000


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